Exhibit 99.2

CO-OPERATION AGREEMENT DEED OF AMENDMENT

This Deed (the “Deed”) is made on 1 July 2016 between:

(1)

ANHEUSER-BUSCH    INBEV    SA/NV, a public limited company (naamloze vennootschap/société anonyme) incorporated in Belgium, with its registered address at Grand Place 1, 1000 Brussels, Belgium and administrative office at Brouwerijplein 1, 3000 Leuven, Belgium and registered with the Crossroads Bank of Enterprises under number 0 417 497 106 RPM/RPR (Brussels) (AB InBev); and

(2)

SABMILLER PLC, a public limited company incorporated in England and Wales with its registered address at SABMiller House, Church Street West, Woking, Surrey GU21 6HS and company number 03528416 (SABMiller), together referred to as the parties and each as a party to this Deed.

Whereas:

(A)	AB InBev and SABMiller are parties to a co-operation agreement dated 11 November 2015 (the “Co-operation Agreement”).

(B)	AB InBev and SABMiller now wish to amend the Co-operation Agreement on the terms set out herein.

It is agreed as follows:

1	Interpretation

1.1	Unless otherwise stated, terms defined in the Co-operation Agreement shall have the same meaning in this Deed.

1.2	The rules of interpretation set out in clause 1 of the Co-operation Agreement shall, unless the context requires otherwise, be deemed incorporated in, and apply mutatis mutandis to, this Deed.

2	Amendment

2.1	With effect from the date hereof, the parties agree to amend the Co-operation Agreement as follows:

2.1.1

The provisions of Part B of Schedule 1 of the Co-operation Agreement shall not apply to employees of the CCBA Group other than those employees who were employees of a member of the SABMiller Group immediately prior to completion of the CCBA Transaction.

For this purpose:

		(a)	CCBA Group means Coca-Cola Beverages Africa Proprietary Limited and its subsidiaries from time to time; and

		(b)	CCBA Transaction means that transaction announced by SABMiller on 27 November 2014 between SABMiller, The Coca-Cola Company and Gutsche Family Investments Proprietary Limited.

2.2	Save to the extent amended pursuant to this Deed, the Co-operation Agreement shall remain in full force and effect in accordance with its terms.

3	General

3.1

This Deed may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Deed by email attachment (PDF) or telecopy shall be as effective as a manually executed counterpart of this Deed.

3.2

The provisions of clauses 12 (Representations and warranties), 13 (Notices), 14 (Remedies and waivers), 15 (Variation), 16 (Invalidity), 18 (Language), 19 (Third Party Rights), 20 (Assignment), 21 (Costs and Expenses) and 23 (Further assurance) of the Co-operation Agreement shall apply to this Deed mutatis mutandis as if set out in full herein.

4	Governing law and submission to jurisdiction

4.1

This Deed and any non-contractual obligations arising out of or in connection with this Deed shall be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

4.2

The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in respect of any matter, claim or dispute arising out of or in connection with this Deed, whether contractual or non-contractual.

4.3

AB InBev shall maintain an agent for service of process and any other documents in proceedings in England and Wales or any other proceedings in connection with this Deed. Such agent shall be AB InBev UK Limited of Porter Tun House, 500 Capability Green, Luton, LU1 3LS and any claim form, judgment or other notice of legal process shall be sufficiently served on AB InBev if delivered to such agent at its address for the time being.

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In witness whereof this Deed has been delivered on the date first stated above.

EXECUTED as a DEED and	)	SIGNATURE: /s/ Benoit Loore
DELIVERED on behalf of	)
ANHEUSER-BUSCH INBEV SA/NV,	)	NAME: Benoit Loore
a company incorporated in Belgium	)
by	)
Benoit Loore	)	SIGNATURE: /s/ Jan Vandermeersch
and	)
Jan Vandermeersch	)	NAME: Jan Vandermeersch
being persons who, in accordance with	)
the laws of that territory, are acting	)
under the authority of the company	)

EXECUTED as a DEED and	)	SIGNATURE: /s/ John Davidson
DELIVERED on behalf of	)
SABMILLER PLC	)	NAME: John Davidson
by	)
John Davidson	)	Witness signature: /s/ Maria Beatriz Abello
General Counsel and		Witness name: Maria Beatriz Abello
Corporate Affairs Director		Address: ADDRESS
Occupation: SABMiller Latam Counsel

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